EXHIBIT 24.4

Power of Attorney

The undersigned, Cyrte Investments GP I B.V., on its own behalf and in its capacity as sole general partner of Cyrte Fund I C.V., (the “Grantor”), hereby grants a power of attorney to Mr. Gaylord Macnack (the “Attorney”), with right of substitution:

1.                  to execute on behalf and in the name of the Grantor any notification documents relating to the direct or indirect holding of shares and/or voting rights in listed companies (such as pursuant to the Dutch Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996 and similar regulations in other jurisdictions);

2.                  and furthermore in general to do all things as the Attorney may reasonably deem appropriate, requisite or proper in connection with the foregoing.

The Grantor will indemnify the Attorney against all losses, damages, costs and expenses (including legal fees) incurred by the Attorney in connection with its exercise of any power, right or discretion conferred under this power of attorney.

This power of attorney shall be governed by the laws of the Netherlands.  This power of attorney shall be valid for an indefinite period of time. The Grantor is at all times entitled to revoke this power of attorney.

18 January 2007

/s/ F.J. Botman

Cyrte Investments GP I B.V.

represented by its sole managing director

Cyrte Investments B.V., in

its turn represented by its

sole managing director, Mr. F.J. Botma